FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

[redacted]

08003964

July 14, 2008

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

File No. 82-3929

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

NEWS RELEASE

FANCAMP DRILLING AT McFAULD'S BEFORE MONTH END

July 14, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce that a drill program is set to begin on its wholly owned McFauld's Lake Property adjoining Noront's Eagle One Discovery in the James Bay region of northern Ontario. A major part of the delay has been the de-bugging of a newly constructed drill designed for helicopter transport.

The initial target is located within the Eagle One peridotite intrusive complex, south of the discovery. (Targets 1-3, 1-4, a.k.a C-1, on the attached map) The geophysical description of C-1 is shown on the attached profiles and it will be drilled from the east.

This target expressed in the words of the company's consulting geophysicist (JVX Ltd.) is described as follows; "response forms suggest a flat lying or flat topped or any irregular conducting mass at depth. The strongest parts of the EM responses suggest a conductor that trends north south, is up to 400 metres long and 100 metres wide. The lack of any HLEM (horizontal loop EM) response means that it probably is at a depth of more than 75m. Modest peak AeroTEM amplitudes suggest a depth of no more than 200 metres, probably less." Figure 4, also attached, shows the results of the ground time domain EM surveys superimposed on the VTEM results. The target has been confirmed by all of the Time Domain EM methods used to date.

A minimum of 1500 metres is planned in this first phase. The balance of the targets on the property, C-2,3,4,5,6 will be tested in due course.

This news release has been prepared by Peter H. Smith Ph.D, P.Eng., the designated qualified person for the technical information contained herein.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

FANCAMP VTEM TARGETS JULY 2008 (C-1,2, etc.)


548000
550000
5846000
5844000
5842000
3012254
C-5
3012255
1-10
C-4
C-6
C-3
1-1
Eagle One
1-5
1-3
3012258
3012257
AT-1
Witness Post


Total Magnetic Field (nT)

Legend

● EM profile anomaly

1-10 / Conductor Axis with report reference

GPS Position of Fancamp Claimpost

Scale 1:25000

Fancamp Exploration Ltd.

Eagle One Project

AeroTEM Survey

Preliminary Interpretation with Raw TMI

Scott Hogg & Associates Ltd
Geophysical Services
shageophysics.com

C-1 TARGET (547587E, 5843003N)



L3120(1:5000) VTEM survey 2008
(VTEM Line 3120 coincides with ground grid Line 3000N)
Profile EW, looking north
Time Domain
EM Profiles
(Channels 10-33)
Magnetic
Profiles
TMI(nT)


Noront
Fancamp
FC1
C1
L5000 E
L5150 E
L5250 E
L5300 E
L5400 E
L3250 N
L3200 N
L3150 N
L3100 N
L3050 N
L3000 N
L2950 N
L2900 N
L2850 N
L2800 N
L2750 N
L2700 N
L5050 E
L5000 E
3150 N
3100 N
2850 N
2650 N

Figure 4. Ground TMI (merged grids). TDEM (red) and terraTEM (blue) conductors added.

END